2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING COMMENCES PRODUCTION
AT THE ALJUSTREL MINE

December 18, 2007 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that production has started at the Aljustrel mine and mill in southern Portugal. The first zinc concentrates from Aljustrel were produced on December 16, 2007.

After fourteen years of a care and maintenance program the management team at the Aljustrel mine has successfully started to process run of mine ore from the Moinho orebody at the Aljustrel mine and produce zinc concentrates.

Management expects to bring forward by twelve months the production of zinc and lead concentrates stemming from the Feitais orebody, which was originally planned to take place during the second half of 2009. Ore from the Feitas orebody is known for its higher content of recoverable lead and silver, which will provide for by-product credits and additional revenues.

The mine is planned to reach full production during the first quarter of 2009 at a rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver. Although the current mine life is estimated to be 10 years, all major orebodies are open at depth and infill drilling will be undertaken in 2008 to further delineate known orebodies with the aim of increasing the mine life.

Karl-Axel Waplan, CEO and President of Lundin Mining, commented, "The start up of Aljustrel demonstrates the Company’s ability to realize its organic growth potential. Aljustrel’s production of zinc, lead and silver will significantly add to the Company’s overall production volumes and cash flow. Several important projects within Lundin Mining are currently under development, including the expansion of zinc production in Neves-Corvo, the start up of copper production in Zinkgruvan and the development of the Tenke Fungurume copper/cobalt project in the DRC and of the Ozernoe zinc mine project. Within the next four years Lundin Mining’s zinc production will triple from current levels and copper production will also substantially increase."

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged internationally in the extraction, development, acquisition and discovery of base metal deposits. The company currently owns six operating mines, extracting copper, zinc, lead, nickel and silver: Neves-Corvo and Aljustrel in Portugal, the Zinkgruvan and Storliden mines in Sweden, the Galmoy mine in Ireland and the recently acquired Aguablanca mine in Spain. In addition, Lundin Mining holds an extensive exploration portfolio, including interests in international ventures and development projects such as the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo, which is currently under construction and the Ozernoe zinc project under detailed feasibility study in Russia.

For further information, please contact:
Karl-Axel Waplan, CEO and President: +46-70-510 4239
João Carrêlo, COO and Executive Vice President: +44-782-4439 239
Catarina Ihre, Manager, Investor Relations: +46-70-607-9263

Lundin Mining Corporation
News Release

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

ALJUSTREL MINE
13/12/2007 Start of Production
PIRITES ALENTEJANAS, S.A.